                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of February 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: February 14, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE

       BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 49,033 MILLION
                         DURING THE FIRST MONTH OF 2006

MEDELLIN, COLOMBIA. FEBRUARY 14, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps 49,033 million as of January 31, 2006. For the first month of 2006, the total net interest, including investment securities amounted to Ps 130,441 million. Additionally, total net fees and income from services amounted to Ps 43,018 million.

Total assets amounted to Ps 23.82 trillion in January 2006, total deposits totaled Ps 14.31 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.28 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.22% as of January 31, 2006, and the level of allowance for past due loans was 130.97%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in January 2006 was as follows: 17.5% of total deposits, 20.9% of total net loans, 17.9% of total savings accounts, 19.9% of total checking accounts and 14.4% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CONTACTS

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108971   Tel.: (574) 5108666   Tel.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                    JANUARY 2006

                                                                                   GROWTH
BANCOLOMBIA S.A.                                            AS OF               JAN06/DIC05
BALANCE SHEET                                      -----------------------   -----------------
(Ps Millions)                                        DIC-05       JAN-06         $         %
----------------                                   ----------   ----------   --------   ------
ASSETS
Cash and due from banks                             1.111.260    1.464.108    352.848    31,75%
Overnight funds sold                                  211.907       44.774   -167.133   -78,87%
TOTAL CASH AND EQUIVALENTS                          1.323.167    1.508.882    185.715    14,04%
DEBT SECURITIES                                     7.267.866    6.640.538   -627.328    -8,63%
Trading                                             4.796.533    4.188.329   -608.204   -12,68%
Available for Sale                                  1.361.992    1.339.522    -22.470    -1,65%
Held to Maturity                                    1.109.341    1.112.687      3.346     0,30%
EQUITY SECURITIES                                     843.875      876.498     32.623     3,87%
Trading                                                 3.630        8.303      4.673   128,73%
Available for Sale                                    840.245      868.195     27.950     3,33%
Market value allowance                                -59.924      -59.924          0     0,00%
NET INVESTMENT SECURITIES                           8.051.817    7.457.112   -594.705    -7,39%
Commercial loans                                    9.527.651    9.907.866    380.215     3,99%
Consumer loans                                      2.059.243    2.064.461      5.218     0,25%
Small business loans                                  115.029      113.243     -1.786    -1,55%
Mortgage loans                                      1.453.686    1.467.114     13.428     0,92%
Allowance for loans and financial leases losses      -550.304     -567.891    -17.587     3,20%
NET TOTAL LOANS AND FINANCIAL LEASES               12.605.305   12.984.793    379.488     3,01%
Accrued interest receivable on loans                  151.407      153.232      1.825     1,21%
Allowance for accrued interest losses                  -7.390       -8.375       -985    13,33%
NET TOTAL INTEREST ACCRUED                            144.017      144.857        840     0,58%
Customers' acceptances and derivatives                134.963      134.206       -757    -0,56%
Net accounts receivable                               383.278      241.340   -141.938   -37,03%
Net premises and equipment                            336.781      335.999       -782    -0,23%
Foreclosed assets                                      29.478       28.776       -702    -2,38%
Prepaid expenses and deferred charges                  13.606       23.498      9.892    72,70%
Goodwill                                               50.959       49.071     -1.888    -3,70%
Other                                                 159.187      242.310     83.123    52,22%
Reappraisal of assets                                 673.943      672.400     -1.543    -0,23%
TOTAL ASSETS                                       23.906.501   23.823.244    -83.257    -0,35%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                3.647.560    3.184.831   -462.729   -12,69%
Checking accounts                                   3.292.768    2.867.395   -425.373   -12,92%
Other                                                 354.792      317.436    -37.356   -10,53%
INTEREST BEARING                                   10.578.919   11.126.369    547.450     5,17%
Checking accounts                                     278.139      281.577      3.438     1,24%
Time deposits                                       2.840.184    3.113.501    273.317     9,62%
Savings deposits                                    7.460.596    7.731.291    270.695     3,63%
TOTAL DEPOSITS                                     14.226.479   14.311.200     84.721     0,60%
Overnight funds                                     1.012.348      709.843   -302.505   -29,88%
Bank acceptances outstanding                           62.502       59.824     -2.678    -4,28%
Interbank borrowings                                1.706.611    2.056.058    349.447    20,48%
Borrowings from domestic development banks            978.705    1.006.928     28.223     2,88%
Accounts payable                                      952.592      578.979   -373.613   -39,22%
Accrued interest payable                              124.904      130.837      5.933     4,75%
Other liabilities                                     342.130      334.220     -7.910    -2,31%
Bonds                                               1.195.719    1.175.579    -20.140    -1,68%
Accrued expenses                                       88.619      175.727     87.108    98,29%
TOTAL LIABILITIES                                  20.690.609   20.539.195   -151.414    -0,73%
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        363.914      363.914          0     0,00%
RETAINED EARNINGS                                   1.598.679    1.647.712     49.033     3,07%
Appropiated                                           861.290    1.598.679    737.389    85,61%
Unappropiated                                         737.389       49.033   -688.356   -93,35%
REAPPRAISAL AND OTHERS                              1.195.934    1.208.972     13.038     1,09%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       57.365       63.451      6.086    10,61%
TOTAL SHAREHOLDER'S EQUITY                          3.215.892    3.284.049     68.157     2,12%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         23.906.501   23.823.244    -83.257    -0,35%

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                                                              (BANCOLOMBIA LOGO)

                                                                    JANUARY 2006

BANCOLOMBIA S.A.                                                    ACCUMULATED             MONTH          GROWTH
INCOME STATEMENT                                                -------------------   -----------------   -------
(Ps Millions)                                                     DIC-05     ENE-06    DIC-05    ENE-06      %
----------------                                                ---------   -------   -------   -------   -------
INTEREST INCOME AND EXPENSES
Interest on loans                                               1.750.753   139.650   153.176   139.650     -8,83%
Interest on investment securities                                 678.350    51.099    55.953    51.099     -8,68%
Overnight funds                                                    22.990     1.981     1.970     1.981      0,56%
TOTAL INTEREST INCOME                                           2.452.093   192.730   211.099   192.730     -8,70%
Interest expense
Checking accounts                                                   5.991       685       583       685     17,50%
Time deposits                                                     267.166    16.551    17.322    16.551     -4,45%
Savings deposits                                                  241.245    20.082    20.454    20.082     -1,82%
TOTAL INTEREST ON DEPOSITS                                        514.402    37.318    38.359    37.318     -2,71%
Interbank borrowings                                               52.148     8.982     6.356     8.982     41,32%
Borrowings from domestic development banks                         72.007     5.167     5.189     5.167     -0,42%
Overnight funds                                                    46.699     2.877     4.139     2.877    -30,49%
Bonds                                                             112.779     7.945     8.281     7.945     -4,06%
TOTAL INTEREST EXPENSE                                            798.035    62.289    62.324    62.289     -0,06%
NET INTEREST INCOME                                             1.654.058   130.441   148.775   130.441    -12,32%
Provision for loan and accrued interest losses, net              (134.378)  (18.258)    4.475   (18.258)  -508,00%
Recovery of charged-off loans                                      58.160     7.141    (9.039)    7.141   -179,00%
Provision for foreclosed assets and other assets                  (82.492)   (1.362)   (7.805)   (1.362)   -82,55%
Recovery of provisions for foreclosed assets and other assets      55.663     1.358    20.533     1.358    -93,39%
TOTAL NET PROVISIONS                                             (103.047)  (11.121)    8.164   (11.121)  -236,22%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                     1.551.011   119.320   156.939   119.320    -23,97%
Commissions from banking services and other services               67.438     4.671    11.229     4.671    -58,40%
Electronic services and ATM's fees, net                           101.299     6.960     8.894     6.960    -21,74%
Branch network services, net                                       48.984     4.099     4.904     4.099    -16,42%
Collections and payments fees, net                                 56.670     5.145     5.453     5.145     -5,65%
Credit card merchant fees, net                                     10.076       822     1.255       822    -34,50%
Credit and debit card fees, net                                   205.606    19.635    18.149    19.635      8,19%
Checking fees, net                                                 54.958     4.599     5.114     4.599    -10,07%
Check remittance, net                                              10.579       927     1.022       927     -9,30%
International operations, net                                      23.141     1.676     1.857     1.676     -9,75%
TOTAL FEES AND OTHER SERVICE INCOME                               578.751    48.534    57.877    48.534    -16,14%
Other fees and service expenses                                   (55.055)   (5.516)  (10.354)   (5.516)   -46,73%
TOTAL FEES AND INCOME FROM SERVICES, NET                          523.696    43.018    47.523    43.018     -9,48%
OTHER OPERATING INCOME
Net foreign exchange gains                                        (51.287)   (3.103)    8.457    (3.103)  -136,69%
Gains on sales of investments on equity securities                  7.859        --        --        --      0,00%
Forward contracts in foreign currency                             140.833    11.633     5.290    11.633    119,91%
Dividend income                                                   100.066        24        --        24      0,00%
Communication, rent payments and others                             1.668       129       142       129     -9,15%
TOTAL OTHER OPERATING INCOME                                      199.139     8.683    13.889     8.683    -37,48%
TOTAL INCOME                                                    2.273.846   171.021   218.351   171.021    -21,68%
OPERATING EXPENSES
Salaries and employee benefits                                    502.604    42.857    35.855    42.857     19,53%
Bonus plan payments                                                19.126     2.087     2.143     2.087     -2,61%
Compensation                                                        7.189       149       158       149     -5,70%
Administrative and other expenses                                 643.934    51.577    61.289    51.577    -15,85%
Deposit security, net                                              48.574     4.272     4.326     4.272     -1,25%
Donation expenses                                                     448        13        13        13      0,00%
Depreciation                                                       65.494     6.916     5.187     6.916     33,33%
TOTAL OPERATING EXPENSES                                        1.287.369   107.871   108.971   107.871     -1,01%
NET OPERATING INCOME                                              986.477    63.150   109.380    63.150    -42,27%
Merger expenses                                                    37.148     3.103     1.294     3.103    139,80%
Goodwill amortization Banco de Colombia                            22.648     1.887     1.887     1.887      0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                       89.826     3.518    51.520     3.518    -93,17%
Other expense                                                     (87.447)   (3.775)  (22.497)   (3.775)   -83,22%
TOTAL NON-OPERATING INCOME                                          2.379      (257)   29.023      (257)  -100,89%
INCOME BEFORE INCOME TAXES                                        929.060    57.903   135.222    57.903    -57,18%
Income tax expense                                               (191.671)   (8.870)  (50.627)   (8.870)   -82,48%
NET INCOME                                                        737.389    49.033    84.595    49.033    -42,04%